OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim
Consolidated Financial Statements

For the three months
ended
March 31, 2019

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2019	2018
	Notes	$	$
		(Note 3)
Assets
Current assets
Cash	4	108,497	174,265
Short-term investments	17	13,119	10,000
Amounts receivable		6,871	12,321
Other assets		1,013	1,015
		129,500	197,601
Non-current assets
Investments in associates	5	303,407	304,911
Other investments	6	121,364	109,603
Royalty, stream and other interests	7	1,391,299	1,414,668
Exploration and evaluation		92,777	95,002
Goodwill		111,204	111,204
Other assets	3	11,265	1,657
		2,160,816	2,234,646
Liabilities
Current liabilities
Accounts payable and accrued liabilities		9,273	11,732
Dividends payable		7,757	7,779
Provisions	8	4,439	3,494
Lease liabilities	3	703	-
		22,172	23,005
Non-current liabilities
Long-term debt	9	324,355	352,769
Lease liabilities	3	9,077	-
Deferred income taxes		77,816	87,277
		433,420	463,051
Equity
Share capital		1,609,435	1,609,162
Warrants	10	18,072	30,901
Contributed surplus		33,987	21,230
Equity component of convertible debentures		17,601	17,601
Accumulated other comprehensive income		21,090	23,499
Retained earnings		27,211	69,202
		1,727,396	1,771,595
		2,160,816	2,234,646

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2019	2018
	Notes	$	$
		(Note 3)

Revenues	12	100,726	125,614

Cost of sales	12	(70,104)	(93,667)
Depletion of royalty, stream and other interests		(12,376)	(13,230)
Gross profit		18,246	18,717

Other operating expenses
General and administrative	17	(5,934)	(4,426)
Business development	17	(1,738)	(1,192)
Impairment of asset	7	(38,900)	-
Operating income (loss)		(28,326)	13,099
Interest income		1,172	1,492
Finance costs		(5,747)	(6,634)
Foreign exchange gain (loss)		(1,121)	187
Share of loss of associates		(1,762)	(1,397)
Other losses, net	12	(35)	(2,581)
Earnings (loss) before income taxes		(35,819)	4,166
Income tax recovery (expense)		9,270	(1,856)

Net earnings (loss)		(26,549)	2,310

Net earnings (loss) per share	13
Basic		(0.17)	0.01
Diluted		(0.17)	0.01

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2019	2018
	$	$
	(Note 3)

Net earnings (loss)	(26,549)	2,310

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)

Change in fair value of financial assets at fair value through comprehensive income	5,247	(13,975)
Income tax effect	(662)	1,941

Share of other comprehensive loss of associates	(352)	(498)

Items that may be reclassified to the consolidated statement of income (loss)

Currency translation adjustments	(12,571)	20,096

Other comprehensive income (loss)	(8,338)	7,564

Comprehensive income (loss)	(34,887)	9,874

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	2019	2018
		$	$
		(Note 3)

Operating activities
Net earnings (loss)		(26,549)	2,310
Adjustments for:
Share-based compensation		2,701	673
Depletion and amortization		12,660	13,272
Impairment of asset		38,900	-
Finance costs		1,683	1,618
Share of loss of associates		1,762	1,397
Net loss (gain) on acquisition of investments		175	(1,908)
Change in fair value of financial assets at fair value through profit or loss		529	4,489
Net gain on disposal of investments		(669)	-
Deferred income tax expense (recovery)		(9,482)	1,667
Foreign exchange loss		1,159	898
Settlement of deferred share units		(295)	-
Other		47	46
Net cash flows provided by operating activities before changes in non-cash working capital items		22,621	24,462
Changes in non-cash working capital items	14	2,129	(1,159)
Net cash flows provided by operating activities		24,750	23,303

Investing activities
Short-term investments		(13,119)	(500)
Acquisition of investments		(5,759)	(13,629)
Proceeds on disposal of investments		422	25,578
Acquisition of royalty and stream interests		(27,969)	(9,970)
Exploration and evaluation tax credits, net		186	1,094
Other assets		(155)	(18)
Net cash flows provided by (used in) investing activities		(46,394)	2,555

Financing activities
Exercise of share options and shares issued under the employee share purchase plan		5,683	114
Issue expenses		-	(186)
Financing fees		-	(379)
Repayment of long-term debt		(30,000)	-
Principal elements of lease payments		(174)	-
Normal course issuer bid purchase of common shares		(11,901)	(20,333)
Dividends paid		(6,298)	(7,547)
Net cash flows used in financing activities		(42,690)	(28,331)

Effects of exchange rate changes on cash and cash equivalents		(1,434)	1,385
Decrease in cash and cash equivalents		(65,768)	(1,088)
Cash and cash equivalents – beginning of period		174,265	333,705
Cash and cash equivalents – end of period		108,497	332,617

Additional information related to the consolidated statements of cash flows is presented in Notes 6, 14 and 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2019
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Equity	Accumulated
		common				component of	other
		shares	Share		Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	surplus	debentures	loss(i)	earnings	Total
			$	$	$	$	$	$	$
Balance - January 1, 2019		155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595

Adoption of IFRS 16	3	-	-	-	-	-	-	(383)	(383)

Net loss		-	-	-	-	-	-	(26,549)	(26,549)
Other comprehensive loss		-	-	-	-	-	(8,338)	-	(8,338)
Comprehensive loss		-	-	-	-	-	(8,338)	(26,549)	(34,887)

Dividends declared	10	-	-	-	-	-	-	(7,757)	(7,757)
Shares issued – Dividends reinvestment plan	10	126,933	1,481	-	-	-	-	-	1,481
Shares issued – Employee share purchase plan		10,777	126	-	-	-	-	-	126
Share options:
Shared-based compensation		-	-	-	726	-	-	-	726
Fair value of options exercised		-	1,194	-	(1,194)	-	-	-	-
Proceeds from exercise of options		302,332	4,349	-	-	-	-	-	4,349
Replacement share options:
Fair value of options exercised		-	694	-	(694)	-	-	-	-
Proceeds from exercise of options		110,851	1,255	-	-	-	-	-	1,255
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	737	-	-	-	737
Income tax impact		-	-	-	353	-	-	-	353
Normal course issuer bid purchase of common shares	10	(852,500)	(8,826)	-	-	-	-	(1,373)	(10,199)
Warrants expired	10	-	-	(12,829)	12,829	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	5,929	(5,929)	-

Balance – March 31, 2019		155,141,744	1,609,435	18,072	33,987	17,601	21,090	27,211	1,727,396

(i) As at March 31, 2019, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($27.5 million) and items that may be recycled to the consolidated statement of income (loss) amounting to $48.6 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Equity	Accumulated
		common				component of	other
		shares	Share		Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	surplus	debentures	loss(i)	earnings	Total
			$	$	$	$	$	$	$
Balance - January 1, 2018		157,797,193	1,633,013	30,901	13,265	17,601	(2,878)	202,503	1,894,405

Net earnings		-	-	-	-	-	-	2,310	2,310
Other comprehensive income		-	-	-	-	-	7,564	-	7,564
Comprehensive income		-	-	-	-	-	7,564	2,310	9,874

Dividends declared	10	-	-	-	-	-	-	(7,811)	(7,811)
Shares issued – Dividends reinvestment plan	10	24,513	343	-	-	-	-	-	343
Shares issued – Employee share purchase plan		8,389	122	-	-	-	-	-	122
Share options:
Shared-based compensation		-	-	-	777	-	-	-	777
Fair value of options exercised		-	-	-	-	-	-	-	-
Proceeds from exercise of options		-	-	-	-	-	-	-	-
Replacement share options:
Fair value of options exercised		-	13	-	(13)	-	-	-	-
Proceeds from exercise of options		2,710	38	-	-	-	-	-	38
Restricted share units to be settled in common shares		-	-	-	990	-	-	-	990
Normal course issuer bid purchase of common shares	10	(1,607,099)	(11,662)	-	-	-	-	(8,671)	(20,333)
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	(13,711)	13,711	-

Balance – March 31, 2018		156,225,706	1,621,867	30,901	15,019	17,601	(9,025)	202,042	1,878,405

(i) As at March 31, 2018, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($30.0 million) and items that may be recycled the consolidated statement of income (loss) amounting to $20.9 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. The cornerstone assets include a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine and a 9.6% diamond stream on the Renard diamond mine, all located in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. In addition, the Company invests in equities of exploration and development companies.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of a new accounting standard (Note 3).

The Board of Directors approved the interim condensed consolidated financial statements on May 1, 2019.

3.	New accounting standard

IFRS 16, Leases

In J anuary 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 s ets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases (“IAS 17”), and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and incurring a financing obligation corresponding to the lease payments to be made over time. Accordingly, for lessees, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as was required by IAS 17 and, instead, introduces a single lessee accounting model.

Applying that model, a lessee is required to recognize:

i)	assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and
ii)	amortization of lease assets separately from interest on lease liabilities in the statement of income (loss).

Management has reviewed all of the Company’s leasing arrangements in light of the requirements of IFRS 16. The standard affects primarily the accounting for the Company’s operating leases. As at December 31, 2018, the Company had non-cancellable operating lease commitments of $13.0 million. Of these commitments, approximately $0.6 million were related to short-term leases which are not recognized as a right-of-use asset and continue to be recognized on a straight-line basis as general and administrative expense in the consolidated statement of income (loss).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting standards (continued)

IFRS 16, Leases (continued)

The new standard is effective for the Company’s annual periods beginning on January 1, 2019. The Company applied the simplified transition approach and, consequently, did not restate comparative figures for 2018. Right-of-use assets for property leases were measured on transition as if the new standard had been applied since the respective leases’ commencement date but using the Company’s incremental borrowing rate of 4.79% as at January 1, 2019.

The Company recognized right-of-use assets of $9.4 million on January 1, 2019 (presented under other assets on the consolidated balance sheet), lease liabilities of $10.0 million and deferred tax assets of $0.1 million. Overall, net assets were approximately $0.4 million lower, and net current assets were $0.7 million lower due to the presentation of a portion of the lease liability as a current liability. The adoption of IFRS 16 will also have the effect of reducing net income after tax by approximately $0.2 million for 2019 based on the leases in place on January 1, 2019. For the same period, operating cash flows will increase and financing cash flows decrease by approximately $0.7 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The Company’s activities as a lessor are not material.

Accounting policy - Leases

The Company is committed to long-term lease agreements, mainly for office space. Prior to January 1, 2019, payments made under operating lease agreements were recognized in profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset (presented under non-current other assets on the consolidated balance sheet) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight- line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight- line basis as an expense in profit or loss.

4.	Cash

As at March 31, 2019 and December 31, 2018, cash held in U.S. dollars amounted respectively to $61.3 million (US$45.9 million) and $71.9 million (US$52.7 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Investments in associates

	Three months ended	Year ended
	March 31,	December 31,
	2019	2018
	$	$

Balance – Beginning of period	304,911	257,433
Acquisitions	250	87,134
Interests receivable paid in shares (Note 17)	1,820	-
Exercise of warrants	2,209	-
Transfer from other investments	-	7,048
Share of loss, net	(1,762)	(9,013)
Share of other comprehensive income (loss), net	(352)	433
Net gain on ownership dilution	-	1,545
Gain on deemed disposal	669	6,956
Transfer to other investments	(4,338)	(46,625)

Balance – End of period	303,407	304,911

6.	Other investments

	Three months ended	Year ended
	March 31,	December 31,
	2019	2018
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	3,348	8,092
Acquisitions	-	3,093
Exercise	(1,055)	-
Change in fair value	(529)	(7,837)
Balance – End of period	1,764	3,348

Fair value through other comprehensive income (shares)
Balance – Beginning of period	104,055	106,841
Acquisitions	9,861	14,453
Transfer from associates	4,338	46,625
Change in fair value	5,247	(29,773)
Transfer to associates	-	(7,048)
Disposals	(6,101)	(27,043)
Balance – End of period	117,400	104,055

Amortized cost
Balance – Beginning of period	2,200	200
Acquisition	-	2,000
Balance – End of period	2,200	2,200

Total	121,364	109,603

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Other investments (continued)

During the three months ended March 31, 2019, an investment in a company classified as an investment at fair value through other comprehensive income was acquired by way of a share exchange. This non-cash transaction resulted in the disposal of the investment in the acquiree and the acquisition of an investment in the acquirer for an amount of $5.7 million.

Other investments comprise common shares, warrants and notes receivable, mostly from Canadian publicly traded companies, in addition to common shares held in a private company.

7.	Royalty, stream and other interests

			Three months ended
				March 31, 2019
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	707,723	606,410	100,535	1,414,668
Acquisitions	25,257	15,000	-	40,257
Transfer	(10,000)	10,000	-	-
Depletion	(5,866)	(5,828)	(682)	(12,376)
Impairment	-	(38,900)	-	(38,900)
Translation adjustments	(2,051)	(8,239)	(2,060)	(12,350)

Balance – End of period	715,063	578,443	97,793	1,391,299

Producing
Cost	510,021	483,899	66,773	1,060,693
Accumulated depletion and impairment	(302,942)	(77,883)	(11,225)	(392,050)

Net book value – End of period	207,079	406,016	55,548	668,643

Development
Cost	284,932	172,427	32,801	490,160
Accumulated depletion	-	-	-	-

Net book value – End of period	284,932	172,427	32,801	490,160

Exploration and evaluation
Cost	223,052	-	9,444	232,496
Accumulated depletion	-	-	-	-

Net book value – End of period	223,052	-	9,444	232,496

Total net book value – End of period	715,063	578,443	97,793	1,391,299

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests (continued)

Main acquisitions – 2019

Horne 5 property – silver stream (Falco Resources Ltd.)

In 2018, Osisko entered into a binding term sheet to provide Falco Resources Ltd. (“Falco”), an associate of the Company, with a senior secured silver stream credit facility (“Falco Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco.

The Falco Silver Stream was closed in February 2019, which triggered the payment of the first installment of $25.0 million to Falco. Two previously outstanding notes receivable amounting to $20.0 million were applied against the first installment ($10.0 million was included under Short-term investment on the consolidated balance sheet and $10.0 million was under Royalty, stream and other interests as the note was convertible into a 1% NSR royalty at the sole discretion of Osisko) and the remaining balance of $5.0 million was paid to Falco.

Dublin Gulch property – NSR royalty (Victoria Gold Corp.)

In 2018, Osisko acquired from Victoria Gold Corp. (“Victoria”), an associate of the Company, a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada. During the year ended December 31, 2018, payments totaling $78.4 million were made under the royalty agreement. The remaining balance of $19.6 million was paid during the three months ended March 31, 2019.

Impairment – 2019

Renard mine diamond stream (Stornoway Diamond Corporation)

On March 28, 2019, the operator of the Renard diamond mine in Québec, Canada, announced a significant impairment charge of $83.2 million on its Renard diamond mine reflecting an outlook of lower than expected diamond pricing. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2019. The Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream for the three months ended March 31, 2019.

On March 31, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $122.4 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.7%.

A sensitivity analysis was performed by management for the long-term diamond price and the post-tax real discount rate (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management’s estimates, the Company would have recognized an additional impairment charge of $6.1 million ($4.5 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, the Company would have recognized an additional impairment charge of $6.0 million ($4.4 million, net of income taxes).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests (continued)

				Year ended
			December 31, 2018
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	770,530	700,078	105,164	1,575,772
Acquisitions	109,670	31,431	-	141,101
Conversion	-	4,278	(4,278)	-
Disposal	-	(150,289)	-	(150,289)
Depletion	(26,972)	(21,217)	(4,423)	(52,612)
Impairment	(153,639)	-	(4,561)	(158,200)
Translation adjustments	8,134	42,129	8,633	58,896

Balance – End of period	707,723	606,410	100,535	1,414,668

Producing
Cost	510,738	489,407	68,072	1,068,217
Accumulated depletion and impairment	(297,137)	(33,502)	(10,665)	(341,304)

Net book value – End of period	213,601	455,905	57,407	726,913

Development
Cost	270,066	150,505	33,486	454,057
Accumulated depletion	-	-	-	-

Net book value – End of period	270,066	150,505	33,486	454,057

Exploration and evaluation
Cost	224,056	-	9,642	233,698
Accumulated depletion	-	-	-	-

Net book value – End of period	224,056	-	9,642	233,698

Total net book value – End of period	707,723	606,410	100,535	1,414,668

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Provisions

		Three months ended				Year ended
		March 31, 2019			December 31, 2018
	Restricted	Deferred		Restricted	Deferred
	share units	share units	Total	share units	share units	Total
	$	$	$	$	$	$

Balance – Beginning of period	32	3,462	3,494	4,343	3,325	7,668
New liabilities	4	331	335	1,906	1,323	3,229
Settlement of liabilities	-	(295)	(295)	(2,618)	(499)	(3,117)
Transfer – RSU to be settled in equity	-	-	-	(2,426)	-	(2,426)
Revision of estimates	8	897	905	(1,173)	(687)	(1,860)
Balance – End of period	44	4,395	4,439	32	3,462	3,494

Current portion	44	4,395	4,439	32	3,462	3,494
Non-current portion	-	-	-	-	-	-
	44	4,395	4,439	32	3,462	3,494

Additional information on the Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”) are presented in Note 11.

9.	Long-term debt

The movements in the long-term debt are as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2019	2018
	$	$

Balance – Beginning of period	352,769	464,308
Repayment of debt – revolving credit facility	(30,000)	(123,475)
Amortization of transaction costs	523	2,036
Accretion expense	1,063	4,456
Foreign exchange revaluation impact	-	5,444

Balance – End of period	324,355	352,769

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

The summary of the long-term debt is as follows:

	March 31,	December 31,
	2019	2018
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	-	30,000
Long-term debt	350,000	380,000
Unamortized debt issuance costs	(8,344)	(8,867)
Unamortized accretion on convertible debentures	(17,301)	(18,364)
Long-term debt, net of issuance costs	324,355	352,769
Current portion	-	-
Non-current portion	324,355	352,769
	324,355	352,769

(i)	Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii)	Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of c onvertible senior unsecured debentures (the “Debentures”) in an aggregate principal of $300.0 million (the “Offering”). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol “OR.DB”.

(iii)	Revolving credit facility

The revolving credit facility (the “Facility”) allows the Company to borrow up to $350.0 million, with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company’s assets, present and future (including the royalty, stream and other interests), and has a maturity date of November 14, 2022, which can be extended by one year on each anniversary date, subject to the approval of the lenders.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

	(iii)	Revolving credit facility (continued)

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate (“LIBOR”) plus an applicable margin depending on the Company’s leverage ratio. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at March 31, 2019, all such ratios and requirements were met.

10.	Share capital and warrants

Normal Course Issuer Bid

In December 2018, Osisko renewed its normal course issuer bid (“NCIB”) program. Under the terms of the 2018 NCIB program, Osisko may acquire up to 10,459,829 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2018 NCIB program are authorized until December 11, 2019. Daily purchases will be limited to 71,940 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2018, being 287,760 Common Shares.

During the three months ended March 31, 2019, the Company purchased for cancellation a total of 852,500 common shares under the 2018 NCIB program for $10.2 million (average acquisition price per share of $11.96). The Company also paid $1.7 million for shares acquired for cancellation in December 2018.

Dividends

On January 15, 2019, the Company issued 126,933 common shares under the Dividend reinvestment plan (“DRIP”), at a discount rate of 3%.

On February 20, 2019, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 15, 2019 to shareholders of record as of the close of business on March 29, 2019. As at March 29, 2019, the holders of 5,087,058 common shares had elected to participate in the DRIP, representing dividends payable of $0.3 million. Therefore, 17,324 common shares were issued on April 16, 2019 at a discount rate of 3%.

Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

		Three months ended				Year ended
		March 31, 2019			December 31, 2018
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	Warrants(i),(ii)	Amount	price	Warrants(i),(ii)	Amount	price
		$	$		$	$

Balance – Beginning of period	11,195,500	30,901	27.61	11,195,500	30,901	27.61
Expired (i)	(5,715,500)	(12,829)	19.08	-	-	-
Balance – End of period	5,480,000	18,072	36.50	11,195,500	30,901	27.61

(i)	5,715,500 warrants entitling the holder to purchase one common share of Osisko at a price of $19.08 expired unexercised on February 26, 2019.
(ii)	5,480,000 warrants entitling the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Three months ended			Year ended
		March 31, 2019	December 31, 2018
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	4,305,980	14.49	3,537,123	14.90
Granted(i)	-	-	886,900	12.85
Exercised	(302,332)	14.38	-	-
Exercised – Virginia replacement share options(ii)	(110,851)	11.32	(2,710)	13.93
Expired	-	-	(44,866)	15.15
Forfeited	-	-	(70,467)	14.43

Balance – End of period	3,892,797	14.58	4,305,980	14.49

Options exercisable – End of period	2,573,964	14.77	2,720,879	14.72

(i)	Options were granted to officers, management, employees and/or consultants.
(ii)	Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the three months ended March 31, 2019 was $15.50 ($14.71 for the year ended December 31, 2018).

The following table summarizes the Company’s share options outstanding as at March 31, 2019:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	excercise price
$		$			$
9.79 – 12.97	909,408	12.71	4.07	74,942	10.92
13.38 – 14.78	834,624	13.49	2.17	814,291	13.47
14.90 – 15.80	1,442,265	15.37	0.87	1,442,265	15.37
16.66 – 17.84	706,500	16.68	3.11	242,466	16.69

	3,892,797	14.58	2.30	2,573,964	14.77

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period. No options were granted during the three months ended March 31, 2019.

The fair value of the share options is recognized as compensation expense over the vesting period. For the three months ended March 31, 2019, the total share-based compensation related to share options on the consolidated statement of income (loss) amounted to $0.7 million ($0.8 million for the three months ended March 31, 2018).

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

		Three months ended				Year ended
		March 31, 2019			December 31, 2018
	DSU (i)	RSU(ii)	RSU(iii)	DSU(i)	RSU(ii)	RSU(iii)
	(cash)	(cash)	(equity)	(cash)	(cash)	(equity)

Balance – Beginning of period	317,209	3,046	848,759	266,442	600,627	-
Granted	-	-	-	82,600	23,700	429,262
Reinvested (dividends on common shares)	1,332	13	3,561	4,696	7,064	6,277
Settled	(18,556)	-	-	(36,529)	(192,719)	-
Transfer from cash-settled to equity-settled	-	-	-	-	(428,090)	428,090
Forfeited	-	-	-	-	(7,536)	(14,870)

Balance – End of period	299,985	3,059	852,320	317,209	3,046	848,759

Balance – Vested	216,311	-	69,546	233,883	-	69,257

(i)

The DSU granted vest the day prior to the next annual general meeting and are payable in cash to each director when he or she leaves the board or is not re-elected. The value of the payout will be determined by multiplying the number of DSU vested at the payout date by the closing price of the Company’s shares on the day prior to the payout date. The value to be recognized at each reporting date is determined based on the closing price of the Company’s shares and is recognized over the vesting period.

(ii)

The RSU granted prior to 2018 that have not been converted to equity-settled RSU vest and are payable in cash three years after the grant date, one half of which depends on the achievement of certain performance measures. The value of the payout will be determined by multiplying the number of RSU vested at the payout date by the closing price of the Company’s shares on the day prior to the payout date. The value to be recognized at each reporting date is determined based on the closing price of the Company’s shares and is based on applicable terms for performance based and fixed components. The fair value is recognized over the vesting period.

(iii)

68,162 RSU were granted to management in 2018 as part of the 2017 short-term incentive plan. These RSU vested on the grant date and will be settled in common shares, cash or a combination of common shares and cash at the sole discretion of the Company on December 31, 2019. On the settlement date, one common share will be issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The RSU granted in 2018 (other than the RSU granted for the 2017 short-term incentives) as well as the RSU granted prior to 2018 and converted to equity-settled RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures. The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components. On the settlement date, one common share will be issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Deferred and restricted share units (continued)

The total share-based compensation related to the DSU and RSU plans for the three months ended March 31, 2019 amounted to $2.0 million (recovery of $0.1 million for the three months ended March 31, 2018).

12.	Additional information on the consolidated statements of income (loss)

	2019	2018
	$	$
Revenues
Royalty interests	23,445	23,944
Stream interests	10,055	8,641
Offtake interests	67,226	93,029

	100,726	125,614
Cost of sales
Royalty interests	101	32
Stream interests	3,493	3,031
Offtake interests	66,510	90,604

	70,104	93,667
Other losses, net
Change in fair value of financial assets at fair value through profit and loss	(529)	(4,489)
Net gain (loss) on acquisition of investments(i)	(175)	1,908
Net gain on disposal of investments(ii)	669	-

	(35)	(2,581)

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.
(ii)	In 2019, the net gain on disposal of investments includes the gain realized on the deemed disposal of an associate (Note 5).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Net earnings (loss) per share

	2019	2018
	$	$

Net earnings (loss)	(26,549)	2,310
Basic weighted average number of common shares outstanding (in thousands)	155,059	157,665
Dilutive effect of share options	-	30
Dilutive effect of warrants	-	-
Dilutive effect of convertible debentures	-	-

Diluted weighted average number of common shares	155,059	157,695

Net earnings (loss) per share
Basic	(0.17)	0.01
Diluted	(0.17)	0.01

As a result of the net loss for the three months ended March 31, 2019, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share. For the three months ended March 31, 2018, 3,488,647 outstanding share options, 11,195,500 outstanding warrants and 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

14.	Additional information on the consolidated statements of cash flows

	2019	2018
	($)	($)

Interests received measured using the effective rate method	824	1,277
Interests paid on the long-term debt	857	1,880
Income taxes paid	212	189

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	3,381	(1,591)
Increase in inventories	-	(103)
Increase in other current assets	(94)	(18)
Increase (decrease) in accounts payable and accrued liabilities	(1,158)	553

	2,129	(1,159)

Normal course issuer bid purchase of common shares payable
Beginning of period	1,702	-
End of period	-	-

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

				March 31, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,751	1,751
Other minerals, oil and gas	-	-	13	13
Financial assets at fair value through other comprehensive income(i)
Equity securities
Private mining exploration and development companies – precious metals	-	-	57,110	57,110
Publicly traded mining exploration and development companies
Precious metals	47,638	-	-	47,638
Other minerals, oil and gas	12,652	-	-	12,652

	60,290	-	58,874	119,164

			December 31, 2018
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,322	3,322
Other minerals, oil and gas	-	-	26	26
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Private mining exploration and development companies – precious metals	-	-	56,252	56,252
Publicly traded mining exploration and development companies

Precious metals	35,544	-	-	35,544

Other minerals, oil and gas	12,259	-	-	12,259

	47,803	-	59,600	107,403

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

During the three months ended March 31, 2019 and 2018, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and investments in private companies) for the three months ended March 31, 2019 and 2018:

	2019	2018
	$	$

Balance – Beginning of period	59,600	8,092
Acquisitions	858	1,375
Warrants exercised	(1,055)	-
Change in fair value - warrants exercised(i)	(250)	-
Change in fair value - investments expired(i)	(148)	(495)
Change in fair value - investments held at the end of the period(i)	(131)	(3,994)
Balance – End of period	58,874	4,978

(i) Recognized in the consolidated statements of income (loss) under other losses, net (warrants) and in the consolidated statements of other comprehensive loss under changes in fair value of financial assets at fair value through comprehensive income (loss) (investments in private companies).

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an increase/decrease in the fair value of the warrants of $0.4 million as at March 31, 2019 ($0.5 million as at March 31, 2018).

The fair value of the equity securities of private mining exploration and development companies is determined using different models including discounted cash flows. The main non-observable inputs used in the models are the expected price of metals and the discount rate. An increase/decrease in the long-term gold price of 10% would lead to an increase/decrease in the fair value of the investments in private companies of $6.7 million for the three months ended March 31, 2019 and an increase/decrease of 100 basis points in the discount rate would lead to an increase/decrease in the fair value of the investment of $6.7 million. There were no significant investments in private companies as at March 31, 2018.

Foreign exchange contracts

During the three months ended March 31, 2019, the Company entered into foreign exchange contracts (collar options) to sell US dollars and buy Canadian dollars for a total nominal amount of US$9.0 million. The contracts cover the period from April 2019 to December 2019 for the sale of US$1.0 million to US$2.0 million per month. The contracts were put in place to protect revenues in Canadian dollars from the sale of gold ounces received from royalty interests which are denominated in US dollars. The fair value of the contracts is booked at each reporting period on the consolidated balance sheets. As at March 31, 2019, the fair value (mark-to-market) of these contracts was immaterial. The Company does not apply hedge accounting for these contracts.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the non-current notes receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the balance sheet (continued)

The following table presents the carrying amount and the fair value of the long-term debt, categorized as Levels 1 and 2, as at March 31, 2019:

March 31, 2019
	Carrying	Fair
	amount	value
	$	$

Long-term debt	324,355	357,738

16.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2019 and 2018, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North	South
	America(i)	America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2019
Royalties	22,661	69	11	704	-	23,445
Streams	5,450	2,274	474	-	1,857	10,055
Offtakes	67,226	-	-	-	-	67,226

	95,337	2,343	485	704	1,857	100,726

2018
Royalties	22,633	91	-	1,220	-	23,944
Streams	3,992	2,672	-	-	1,977	8,641
Offtakes	72,792	943	19,294	-	-	93,029

	99,417	3,706	19,294	1,220	1,977	125,614

(i)	92% of revenues from North America were generated from Canada and the United States for the three months ended March 31, 2019 (92% for the three months ended March 31, 2018).

For the three months ended March 31, 2019, one royalty interest generated revenues of $14.4 million ($15.0 million for the three months ended March 31, 2018), which represented 43% of revenues (46% of revenues for the three months ended March 31, 2018) (excluding revenues generated from the offtake interests).

For the three months ended March 31, 2019, revenues generated from precious metals and diamonds represented 95% and 5% of revenues, respectively (84% and 14% excluding offtakes, respectively). For the three months ended March 31, 2018, revenues generated from precious metals and diamonds represented 96% and 3% of revenues, respectively (85% and 11% excluding offtakes, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Segment disclosure (continued)

Royalty, stream and other interests, net

The following table summarizes the royalty, stream and other interests by country, as at March 31, 2019 and December 31, 2018, which is based on the location of the property related to the royalty, stream or other interests:

	North	South
	America(i)	America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2019
Royalties	651,110	26,984	9,994	11,760	-	15,215	715,063
Streams	251,114	176,355	3,158	-	83,794	64,022	578,443
Offtakes	56,270	-	8,722	-	32,801	-	97,793

	958,494	203,339	21,874	11,760	116,595	79,237	1,391,299

December 31, 2018

Royalties	643,193	27,133	10,002	12,180	-	15,215	707,723
Streams	269,257	181,681	3,524	-	85,544	66,404	606,410
Offtakes	58,145	-	8,904	-	33,486	-	100,535

	970,595	208,814	22,430	12,180	119,030	81,619	1,414,668

(i)	98% of net interests from North America are located in Canada and the United States as at March 31, 2019 (97% as at December 31, 2018).

17.	Related party transactions

During the three months ended March 31, 2019 and 2018, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (loss):

	2019	2018
	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	197	433
Business development expenses	535	847
Total amounts invoiced to associates	732	1,280

An amount of $0.6 million (including sales taxes) is receivable from associates and included in amounts receivable as at March 31, 2019 ($3.2 million as at December 31, 2018).

During the three months ended March 31, 2019 and 2018, interest revenues of $0.2 million were accounted for with regards to notes receivable from associates. As at March 31, 2019, interests receivable from associates of $0.1 million are included in amounts receivable ($1.7 million as at December 31, 2018). During the three months ended March 31, 2019, interests receivable of $1.8 million from two notes issued to Falco were converted into common shares of Falco.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Related party transactions (continued)

During the three months ended March 31, 2019, two notes receivable from Falco amounting to $20.0 million were applied against the first installment of a secured silver stream credit facility (Note 7). An additional secured senior note of $10.0 million was issued to Falco. The loan bears interest at a rate of 7%, compounded quarterly and the principal amount and accrued interests shall be payable on December 31, 2019.

Additional transactions with related parties are described under Note 7.

18.	Subsequent event

Dividends

On May 1, 2019, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on July 15, 2019 to shareholders of record as of the close of business on June 28, 2019.